Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-142007 on Form S-8 of our reports dated February 27, 2008, relating to the financial statements of MetroPCS Communications, Inc. (which expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for uncertainty in income taxes as of January 1, 2007 and a change in method of accounting for employee stock-based compensation as of January 1, 2006), and the effectiveness of MetroPCS Communication Inc.’s internal control over financial reporting as of December 31, 2007, appearing in the Annual Report on Form 10-K of MetroPCS Communications, Inc. for the year ended December 31, 2007.
/s/ Deloitte & Touche LLP
Dallas, Texas
February 27, 2008